FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

30 July 2012

HANG SENG BANK LIMITED
2012 INTERIM RESULTS - HIGHLIGHTS

• Attributable profit up 14% to HK$9,302m (HK$8,160m for the first half of 2011).

• Profit before tax up 14% to HK$10,659m (HK$9,354m for the first half of 2011).

• Operating profit up 13% to HK$8,034m (HK$7,129m for the first half of 2011).

• Operating profit excluding loan impairment charges up 14% to HK$8,283m (HK$7,287m for the first half of 2011).

• Return on average shareholders’ funds of 22.9% (22.8% for the first half of 2011).

• Earnings per share up 14.1% to HK$4.87 per share (HK$4.27 per share for the first half of 2011).

•	Second interim dividend of HK$1.10 per share; total dividends of HK$2.20 per share for the first half of 2012 (HK$2.20 per share for the first half of 2011).

•	Capital adequacy ratio of 13.9% (14.3% at 31 December 2011); core capital ratio of 11.7% (11.6% at 31 December 2011).

•	Cost efficiency ratio of 33.0% (34.6% for the first half of 2011).

Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China has been referred to as ‘Hong Kong’.

The abbreviations ‘HK$m’ and ‘HK$bn’ represent millions and billions of Hong Kong dollars respectively.

Contents

The financial information in this news release is based on the unaudited consolidated financial statements of Hang Seng Bank Limited (‘the bank’) and its subsidiaries (‘the group’) for the six months ended 30 June 2012.

1             Highlights of Results
2             Contents
4             Chairman’s Comment
6             Chief Executive’s Review
9             Results Summary
12           Segmental Analysis
19           Consolidated Income Statement
20           Consolidated Statement of Comprehensive Income
21           Consolidated Balance Sheet
22           Consolidated Statement of Changes in Equity
24           Consolidated Cash Flow Statement
25           Financial Review
25           Net interest income
27           Net fee income
28           Trading income
29           Net income/(loss) from financial instruments designated at fair value
29           Other operating income
30           Analysis of income from wealth management business
32           Loan impairment charges
33           Operating expenses
34           Gains less losses from financial investments and fixed assets
34           Tax expense
35           Earnings per share
35           Dividends per share
35           Segmental analysis
38           Cash and balances with banks
38           Placings with and advances to banks
39           Trading assets
40           Financial assets designated at fair value
41           Advances to customers
41           Loan impairment allowances against advances to customers
42           Impaired advances and allowances
43           Overdue advances
43           Rescheduled advances
44           Segmental analysis of advances to customers by geographical area
45           Gross advances to customers by industry sector
47           Financial investments
49	Interest in associates
49	Intangible assets
49	Other assets
50           Current, savings and other deposit accounts
50           Certificates of deposit and other debt securities in issue
51           Trading liabilities
51           Other liabilities
52           Subordinated liabilities
53           Shareholders’ funds
54           Capital resources management
56           Liquidity ratio
57           Reconciliation of cash flow statement
58           Contingent liabilities, commitments and derivatives
62	Statutory accounts and accounting policies
62	Comparative figures
63           Property revaluation
63           Foreign currency positions
65           Ultimate holding company
65           Register of shareholders
65           Proposed timetable for the remaining 2012 quarterly dividends
65           Code on corporate governance practices
66           Board of Directors
66           News release

Comment by Raymond Ch’ien, Chairman

Hang Seng Bank’s good results for the first half of 2012 reflect success with leveraging our strengths to maintain broad-based business momentum amid global economic instability.

Faced with an uncertain environment, customers continued to value our trusted brand. In line with our service-driven approach, we worked hard to anticipate their needs – helping them to achieve greater financial peace of mind and stay on track towards their wealth management goals. Our strong balance sheet enabled us to offer additional support through prudent expansion of lending.

Capitalising on our rapid time-to-market capabilities and extensive distribution network, we launched new products to penetrate under-tapped segments and attract new business, with a particular focus on increasing our share of mainland China customers.

Innovative service initiatives and strong connectivity between our Hong Kong and Mainland operations have been instrumental in winning us more cross-border and renminbi-related business and will serve us well as these important sectors continue to grow.

We expanded the scope and reach of our Mainland proposition through Hang Seng Bank (China) Limited, driving increases in the customer base and deposits that will provide valuable support for future business growth.

Profit attributable to shareholders rose to HK$9,302m – up 14% and 7% compared with the first and second halves of 2011 respectively. Earnings per share grew by 14% compared with a year earlier to reach HK$4.87.

Return on average shareholders’ funds was 22.9%, compared with 22.8% and 22.6% for the first and second halves of last year respectively.

The Directors have declared a second interim dividend of HK$1.10 per share, bringing the total distribution for the first half of 2012 to HK$2.20 per share – the same as in the first half of 2011. We remain committed to a dividend policy that serves the interests of shareholders over the long term by striking a good balance between distributions and investing in future growth.

Economic Environment

Global economic activity remained subdued in the first half of 2012. The intensification of the eurozone’s sovereign debt crisis and fears of further debt contagion weighed heavily on investor and consumer sentiment. Signs of recovery in the US economy at the start of the year were losing steam by the second quarter, compounded by the persistence of high unemployment and fragility in the housing market.

Weak external demand led to a marked deceleration in Hong Kong’s outward-facing economy, with the fall in net exports dragging GDP growth down to just 0.4% in the first quarter of the year. Depressed global export activity will remain a constraining factor in the second half of 2012, although this will be partly offset by resilient domestic demand on the back of the tight employment market and continued investment in fixed capital formation – albeit at a slower pace. We expect Hong Kong’s GDP growth for the year to decline to around 2%.

On the Mainland, economic real GDP growth was 7.8% in the first half of 2012 - its slowest rate in almost three years. While conditions in the external sector pose a significant challenge, recent monetary easing initiatives should help sustain domestic demand, with real GDP growth expected to moderate to about 8% for the year. Reduced inflationary pressures may provide room for further policy easing and supportive fiscal measures in the months ahead, although such steps are likely to be modest in nature given continuing concerns over speculation in the property sector.

With economic uncertainty in many major industrialised nations creating substantial downside risk, our operating environment will remain challenging in the second half of 2012.

At the same time, recent Central Government measures in support of Hong Kong’s further development as a centre for offshore renminbi financial services and to promote closer economic integration with the Mainland will open up new opportunities for business growth.

Against this backdrop, we will continue to capitalise on the advantages offered by our well-respected brand to maintain our market share in key lines of banking. We will leverage our strong early-mover capabilities and strategic Greater China network to expand in sectors with good future growth potential. The deepening of relationships with new and existing customers will provide a stable pipeline for deposits acquisition. Service excellence will remain at the heart of our actions as we work to achieve increased value for shareholders.

Review by Rose Lee, Vice-Chairman and Chief Executive

Hang Seng Bank (‘Hang Seng’) produced encouraging results in the first half of 2012. We achieved a 14% rise in both operating profit excluding loan impairment charges and attributable profit compared with a year earlier – recording increases in revenue and profit across all business segments, and growth in both net interest and non-interest income.

Our well-respected brand, extensive distribution network and solid financial fundamentals were effective in deepening existing customer relationships and building new ones. Customer deposits rose by 4% and we increased our market share.

Supported by the strength of our balance sheet and our industry expertise, we prudently expanded lending, growing our share of business in Hong Kong’s competitive mortgage, credit card and corporate loan sectors.

Net interest margin improved to 1.85%, compared with 1.75% and 1.80% for the first and second halves of last year.

We increased efforts to further diversify income, with non-interest revenue contributing 33% to total operating income.

With our diverse portfolio of products and well-established reputation for service excellence, wealth management business remained a core revenue driver. In challenging operating conditions for investment services, we capitalised on our life insurance proposition to achieve a 15% increase in wealth management income.

We leveraged the strong connectivity between our Hong Kong and mainland China operations and fortified internal and external cross-referral channels to further enhance our position as a preferred bank for cross-border financial needs. The timely launch of innovative renminbi products and services reinforced our reputation as a market leader in this rapidly expanding sector.

We strategically deployed resources to extend our capabilities on the Mainland, including opening four new Hang Seng Bank (China) Limited (‘Hang Seng China’) outlets and establishing a joint venture securities investment advisory company under Closer Economic Partnership Arrangement (‘CEPA’).

Operating profit grew by 13% to HK$8,034m compared with a year earlier.

Profit before tax was up 14% at HK$10,659m.

Operating expenses rose by 5% to HK$4,077m, driven mainly by the increase in staff-related costs that included performance-based remuneration. Excluding our mainland business, operating costs were up 3%.

With the 10% growth in net operating income before loan impairment charges outpacing the rise in operating expenses, our cost efficiency ratio improved to 33% – down 1.6 percentage points compared with the first half of 2011.

Financial Performance

Total assets grew by HK$30bn, or 3%, compared with the end of 2011 to reach HK$1,006bn. Customer advances were up 5%, underpinned by increases in corporate and commercial lending, residential mortgage business and mainland loans. The 4% rise in customer deposits, including certificates of deposit and other debt securities in issue, was supported in part by the 7% increase in deposits with Hang Seng China.

The return on average total assets was 1.9% – an increase of 0.2 percentage points on the first half of 2011 and 0.1 percentage point on the second half.

Net interest income rose by 8% compared with a year earlier to HK$8,286m, benefiting from the 2% rise in average interest-earning assets, improved loan and deposit spreads, and increased returns from the life insurance investment funds portfolio. Compared with the second half of 2011, net interest income was up 2%.

Non-interest income increased to HK$4,074m – up 13% on the first half of 2011 and 26% on the second half.

Net fee income was down 5% at HK$2,408m. Reduced fee income from stockbroking and related services and retail investment fund sales was partly offset by increased fees from credit card business, credit facilities and insurance agency activity. Compared with the second half of 2011, net fee income was up 5%.

Trading income grew by 26% to HK$1,170m. Foreign exchange income increased by 51%, reflecting strong customer demand for renminbi foreign exchange-linked structured products. Compared with the second half of 2011, trading income rose by 35%.

We continued to carefully manage credit risk and maintain a high level of asset quality. Loan impairment charges were HK$249m – up HK$91m compared with the first half of last year, but HK$33m lower compared with the second half.

Total loan impairment allowances as a percentage of gross advances to customers was 0.33% as at 30 June 2012 – the same as a year earlier and a two basis point improvement on last year-end.

Our share of profits from associates rose by 32%, due mainly to the increase in contribution from our strategic mainland partner, Industrial Bank Co., Ltd. (‘Industrial Bank’), on the back of strong loan and fee income growth.

At 30 June 2012, our capital adequacy ratio was 13.9%, down 0.4 percentage points compared with the end of 2011, reflecting the net effect of growth in capital and in risk-weighted assets. Our core capital ratio was 11.7%, compared with 11.6% at last year-end.

Positioning For Future Growth

Challenging operating conditions look set to persist for the rest of the year, with global economic uncertainty leading to greater competition as banks work to maintain revenue and market share.

Our mission is to be the leading domestic bank in Hong Kong and the preferred choice of personal and corporate clients for wealth management and trade solutions in the Greater China region.

Building on our excellent Mainland-Hong Kong branch network, good customer loyalty, solid financials and trusted brand, we will maintain our strong position in core banking businesses, expand and diversify our deposit and income bases, and prudently expand lending. We will drive new customer acquisitions and deepen relationships with our existing Hong Kong customer base of more than three million people – over half the adult population. We will use our time-to-market capabilities and extensive range of service channels to capitalise on cross-border renminbi initiatives and further strengthen our wealth management proposition.

On the Mainland, we will continue with a focused and balanced growth strategy, reflected in our network expansion, targeted customer increase and investment in our people. Leveraging our strong Hong Kong franchise, we will differentiate our positioning via quality service delivery, premium wealth management capabilities and a prudent-but-progressive business approach. We will collaborate effectively with our strategic partners and capitalise on new business opportunities – focusing particularly on those that make good use of our cross-border connectivity competitive strength.

We will continue to champion our drivers for sustainable growth. With service excellence as a cornerstone principle, we will uphold our business integrity, enhance operational efficiency and strike a good balance between risk and reward. We will increase our Mainland-Hong Kong connectivity, maintain strong corporate governance and make further investments in growing the skills and knowledge of our people.

In working to achieve our goals, we will continue our long-standing commitment to community development and the promotion of well-being through active participation in and support for a broad range of educational, social welfare, sports development and environmental stewardship initiatives.

Backed by the support of our loyal customers and the dedication of our staff, we are well-positioned to achieve sustainable growth in Greater China to the benefit of our customers, shareholders and the wider community.

Results summary

Hang Seng Bank Limited (‘the bank’) and its subsidiaries (‘the group’) reported an unaudited profit attributable to shareholders of HK$9,302m for the first half of 2012, up 14.0% compared with the first half of 2011. Earnings per share were up 14.1% at HK$4.87. Compared with the second half of 2011, attributable profit rose by 6.6%.

Operating profit excluding loan impairment charges delivered an encouraging growth of HK$996m, or 13.7%, to HK$8,283m, driven by the increase in both net interest income and non-interest income partly offset by the rise in operating expenses. This result was achieved despite a challenging environment, including increased volatility in global markets amid the uncertainties arising from the eurozone debt crisis and the slowdown of economic growth.

Net interest income rose by HK$649m, or 8.5%, when compared with the half-year ended 30 June 2011. Growth was driven by the increase in average interest earning assets, improved loan and deposit spreads, and increased returns from the life insurance investment funds portfolio. The increase in average interest earning assets in our Mainland banking subsidiary which earned relatively higher yield also supported the growth in net interest income. The net interest margin for the first half of 2012 was 1.85%, up ten basis points compared with the same period last year. Net interest spread rose by six basis points to 1.74% and the contribution from net free funds grew by four basis points to 0.11%. Compared with the second half of 2011, net interest income also registered an increase, supported by higher average interest earning assets and improved loan spread. Net interest margin also rose by five basis points to 1.85%.

Net fees and commissions fell by HK$128m, or 5.0%, to HK$2,408m. Stockbroking and related services income fell by 33.3%, affected by the decline in equity market activities in the first half of 2012. Against this backdrop, income from sales of retail investment funds decreased by 10.2% as customers’ investment sentiment weakened. Private banking service fee income fell by 31.6%. Fee income from our credit card business rose by 12.9% as card spending and transaction volumes increased. Income from credit facilities grew strongly by 84.8% as a result of the bank’s effort to expand its corporate lending and earned higher fee income. Insurance agency fee income rose by 9.8%.

Trading income rose by HK$239m, or 25.7%, to HK$1,170m. Foreign exchange income grew by HK$405m, or 51.4%, benefiting from robust customer transaction volumes, notably in fast growing renminbi foreign exchange-linked structured products in the first quarter of this year. Net interest income from funding swap activities increased although this was partly offset by the decrease in foreign exchange income. Income from securities, derivatives and other trading activities fell by HK$166m, mainly impacted by lower income from the sale of equity-linked structured products and the adverse fair value movement on interest rate derivatives trading.

Income from insurance business (included under ‘net interest income’, ‘net fee income’, ‘trading income’, ‘net income from financial instruments designated at fair value’, ‘net earned insurance premiums’, ‘movement in present value of in-force long-term insurance business’ within ‘other operating income’, ‘share of associate’s profits’ and after deducting ‘net insurance claims incurred and movement in policyholders’ liabilities’) grew by HK$626m, or 50.1%, to HK$1,875m. The performance in the bank’s insurance business improved strongly as a result of the bank’s effort to grow the sales volumes and gain market share by diversifying products and expanding customer base. Net interest income and fee income from the life insurance business grew by 9.0% benefiting from higher life insurance sales volume and the increase in the size of the life insurance funds investment. Investment returns on life insurance funds improved when compared with the first half of 2011 as a result of positive movements in equity market and the upward commercial property market at end June 2012.

Operating expenses rose by HK$189m, or 4.9%, compared with the first half of 2011. Excluding our mainland business, operating expenses rose by 2.9%, mainly due to higher wages and salaries as a result of the annual salary increment. There was also an increase in marketing expenditure and processing charges. Mainland-related operating expenses increased by 16.3%, reflecting new branches opened to support future growth. To achieve our long-term strategic goal of becoming a leading foreign bank on the Mainland offering professional and trustworthy services, the bank will continue to invest in Hang Seng China. The cost efficiency ratio improved when compared with the two halves of 2011 as the group continued to manage costs carefully, with revenue growing at a faster pace than operating expenses.

Operating profit grew by HK$905m, or 12.7%, to HK$8,034m after accounting for the increase in loan impairment charges.

Profit before tax increased by 14.0% to HK$10,659m after taking the following key items into account:

•	A decrease of HK$173m (or 42.1%) in net surplus on property revaluation; and
•
An increase of HK$582m (or 32.2%) in share of profits from associates, mainly from Industrial Bank. On 6 March 2012, Industrial Bank announced a proposal for the private placement of additional share capital which would dilute the bank’s interest in Industrial Bank. As at 30 June 2012, the proposal is subject to regulatory approvals and, if it proceeds, will lead to a reassessment of the bank’s current accounting treatment of the investment.

Consolidated balance sheet and key ratios

Total assets reached HK$1,005.9bn, up HK$30.2bn, or 3.1%, against last year end. Customer advances grew by HK$24.3bn, or 5.1%, to HK$504.9bn due to higher demand for corporate and commercial lending and mainland lending. Our residential mortgage business increased as the bank regained momentum in the first half of 2012 and positioned itself as a preferred mortgage bank. Customer deposits rose by HK$28.6bn, or 3.8%, to HK$771.8bn as the group proactively grew its customer deposits to support loan growth. At 30 June 2012, the advances-to-deposits ratio was 65.4%, broadly the same as last year end.

At 30 June 2012, shareholders’ funds (excluding proposed dividends) were HK$82,142m, an increase of HK$6,141m, or 8.1%. Retained profits grew by HK$5,104m, reflecting the growth in attributable profit after the appropriation of interim dividends. The premises revaluation reserve increased by HK$531m, or 4.3%, against the backdrop of a stable property market during the first half of 2012.

The return on average total assets was 1.9%, compared with 1.7% and 1.8% for the first and second halves of 2011 respectively. The return on average shareholders’ funds was 22.9%, compared with 22.8% in the first half of 2011 and 22.6% in the second half of 2011.

At 30 June 2012, the capital adequacy ratio was 13.9%, down 0.4 percentage points compared with 14.3% the end of 2011, reflecting the net effect of growth in capital and in risk-weighted assets. The core capital ratio was 11.7%, compared with 11.6% at last year-end.

The bank maintained a comfortable liquidity position. The average liquidity ratio for the first half of 2012 was 36.9% (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) compared with 33.3% for the first half of 2011.

The cost efficiency ratio for the first half of 2012 was 33.0% compared with 34.6% and 35.3% for the first and second halves of 2011 respectively.

Dividends

The Directors have declared a second interim dividend of HK$1.10 per share, which will be payable on 30 August 2012 to shareholders on the register of shareholders as of 15 August 2012. Together with the first interim dividend, the total distribution for the first half of 2012 will amount to HK$2.20 per share, the same as in the first half of 2011.

Segmental analysis

	Hong Kong & other businesses

	Retail Banking	Corporate and				Mainland	Inter-
	and Wealth	Commercial				China	segment
Figures in HK$m	Management	Banking	Treasury	Other	Total	business	elimination	Total

Half-year ended
30 June 2012

Net interest income	4,276	2,435	852	(105)	7,458	828	__	8,286
Net fee income/(expense)	1,545	770	(15)	59	2,359	49	__	2,408
Trading income	216	278	609	4	1,107	63	__	1,170
Net income/(loss) from financial
instruments designated at fair
value	106	(4)	__	__	102	__	__	102
Dividend income	__	__	__	4	4	__	__	4
Net earned insurance premiums	6,488	123	__	__	6,611	__	__	6,611
Other operating income/(loss)	683	12	__	113	808	__	(24)	784
Total operating income	13,314	3,614	1,446	75	18,449	940	(24)	19,365
Net insurance claims
incurred and movement
in policyholders’ liabilities	(6,931)	(74)	__	__	(7,005)	__	__	(7,005)
Net operating income before
loan impairment charges	6,383	3,540	1,446	75	11,444	940	(24)	12,360
Loan impairment (charges)/
releases	(189)	33	__	__	(156)	(93)	__	(249)
Net operating income	6,194	3,573	1,446	75	11,288	847	(24)	12,111
Operating expenses W	(2,327)	(846)	(133)	(147)	(3,453)	(648)	24	(4,077)
Impairment loss on intangible assets	__	__	__	__	__	__	__	__
Operating profit	3,867	2,727	1,313	(72)	7,835	199	__	8,034
Gains less losses from financial
investments and fixed assets	__	__	__	1	1	(1)	__	__
Net surplus on property
revaluation	__	__	__	238	238	__	__	238
Share of profits from associates	119	1	__	__	120	2,267	__	2,387
Profit before tax	3,986	2,728	1,313	167	8,194	2,465	__	10,659
Share of profit before tax	37.4%	25.6%	12.3%	1.6%	76.9%	23.1%	__	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	48.7%	33.3%	16.0%	2.0%	100.0%

Operating profit excluding loan
impairment charges	4,056	2,694	1,313	(72)	7,991	292	__	8,283

WDepreciation/amortisation
included in operating
expenses	(24)	(13)	(2)	(347)	(386)	(56)	__	(442)

At 30 June 2012

Total assets	270,962	273,431	303,616	42,193	890,202	115,666	__	1,005,868
Total liabilities	579,005	193,794	41,060	34,536	848,395	73,228	__	921,623
Interest in associates	1,499	7	__	__	1,506	20,091	__	21,597

	Hong Kong & other businesses

	Retail Banking	Corporate and				Mainland	Inter-
	and Wealth	Commercial				China	segment	Total
Figures in HK$m	Management	Banking	Treasury	Other	Total	business	elimination	(restated)

Half-year ended
30 June 2011

Net interest income	3,904	2,176	970	(32)	7,018	619	__	7,637
Net fee income/(expense)	1,777	655	(11)	57	2,478	58	__	2,536
Trading income/(loss)	245	268	381	(14)	880	51	__	931
Net income/(loss) from financial
instruments designated at fair
value	96	(1)	__	1	96	__	__	96
Dividend income	__	__	__	6	6	__	__	6
Net earned insurance premiums	6,068	122	__	__	6,190	__	__	6,190
Other operating income/(loss)	704	14	__	110	828	(2)	(24)	802
Total operating income	12,794	3,234	1,340	128	17,496	726	(24)	18,198
Net insurance claims
incurred and movement
in policyholders’ liabilities	(6,875)	(70)	__	__	(6,945)	__	__	(6,945)
Net operating income before
loan impairment charges	5,919	3,164	1,340	128	10,551	726	(24)	11,253
Loan impairment (charges)/
releases	(113)	(29)	1	__	(141)	(17)	__	(158)
Net operating income	5,806	3,135	1,341	128	10,410	709	(24)	11,095
Operating expenses W	(2,288)	(842)	(117)	(108)	(3,355)	(557)	24	(3,888)
Impairment loss on intangible assets	(75)	(3)	__	__	(78)	__	__	(78)
Operating profit	3,443	2,290	1,224	20	6,977	152	__	7,129
Gains less losses from financial
investments and fixed assets	__	__	2	8	10	(1)	__	9
Net surplus on property
revaluation	__	__	__	421	421	(10)	__	411
Share of profits from associates	__	__	__	236	236	1,569	__	1,805
Profit before tax	3,443	2,290	1,226	685	7,644	1,710	__	9,354
Share of profit before tax	36.8%	24.5%	13.1%	7.3%	81.7%	18.3%	__	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	45.0%	30.0%	16.0%	9.0%	100.0%

Operating profit excluding loan
impairment charges	3,556	2,319	1,223	20	7,118	169	__	7,287

WDepreciation/amortisation
included in operating
expenses	(64)	(14)	(2)	(276)	(356)	(49)	__	(405)

At 30 June 2011

Total assets	255,150	289,143	272,354	42,410	859,057	114,364	__	973,421
Total liabilities	559,513	178,200	57,798	33,987	829,498	69,471	__	898,969
Interest in associates	__	__	__	1,368	1,368	15,832	__	17,200

	Hong Kong & other businesses

	Retail Banking	Corporate and				Mainland	Inter-
	and Wealth	Commercial				China	segment	Total
Figures in HK$m	Management	Banking	Treasury	Other	Total	business	elimination	(restated)

Half-year ended
31 December 2011

Net interest income	4,019	2,401	920	(45)	7,295	804	__	8,099
Net fee income/(expense)	1,508	666	(10)	82	2,246	54	__	2,300
Trading income/(loss)	77	243	497	(5)	812	53	__	865
Net (loss)/income from financial
instruments designated at fair
value	(242)	5	(1)	(18)	(256)	__	__	(256)
Dividend income	__	7	__	4	11	__	__	11
Net earned insurance premiums	4,752	119	__	__	4,871	__	__	4,871
Other operating income/(loss)	15	3	__	123	141	(2)	(20)	119
Total operating income	10,129	3,444	1,406	141	15,120	909	(20)	16,009
Net insurance claims
incurred and movement
in policyholders’ liabilities	(4,612)	(53)	__	__	(4,665)	__	__	(4,665)
Net operating income before
loan impairment charges	5,517	3,391	1,406	141	10,455	909	(20)	11,344
Loan impairment (charges)/
releases	(139)	(190)	__	__	(329)	47	__	(282)
Net operating income	5,378	3,201	1,406	141	10,126	956	(20)	11,062
Operating expenses W	(2,332)	(889)	(130)	(43)	(3,394)	(636)	20	(4,010)
Impairment loss on intangible assets	__	__	__	__	__	__	__	__
Operating profit	3,046	2,312	1,276	98	6,732	320	__	7,052
Gains less losses from financial
investments and fixed assets	20	14	10	(3)	41	__	__	41
Net surplus on property
revaluation	__	__	__	571	571	10	__	581
Share of profits from associates	__	__	__	82	82	2,145	__	2,227
Profit before tax	3,066	2,326	1,286	748	7,426	2,475	__	9,901
Share of profit before tax	31.0%	23.5%	13.0%	7.5%	75.0%	25.0%	__	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	41.3%	31.3%	17.3%	10.1%	100.0%

Operating profit excluding loan
impairment charges	3,185	2,502	1,276	98	7,061	273	__	7,334

WDepreciation/amortisation
included in operating
expenses	(61)	(15)	(3)	(280)	(359)	(55)	__	(414)

At 31 December 2011

Total assets	259,484	255,762	302,763	39,066	857,075	118,590	__	975,665
Total liabilities	566,563	175,040	49,242	32,157	823,002	73,029	__	896,031
Interest in associates	__	__	__	1,418	1,418	18,209	__	19,627

Hong Kong and other businesses segment

Retail Banking and Wealth Management (‘RBWM’) reported profit before tax of HK$3,986m in the first half of 2012, representing a 15.8% year-on-year increase, and contributed to 48.7% of the Hong Kong and other businesses segment. Operating profit excluding loan impairment charges reached HK$4,056m, up 14.1% from the same period last year.

Total net interest income was up 9.5% year-on-year and reached HK$4,276m in the first half of 2012. As the pressure on deposit costs lessened, net interest income from deposits achieved a 32.6% year-on-year growth, largely driven by expansion in the affluent customer base and higher deposit balances. Unsecured lending and insurance were also able to achieve solid growth in their respective net interest income.

The mortgage business regained momentum in the first half of 2012 as we positioned ourselves as a preferred mortgage bank, providing comprehensive mortgage services to our customers while competitors also rationalised their mortgage pricing. Amidst a very competitive environment, we maintained our ranking, with the second largest market share in terms of new mortgage registrations which rebounded to around 19.7% for the first half of 2012. In March 2012, we introduced Hang Seng Renminbi / Hong Kong Dollar Mortgage-Link, the first dual-currency mortgage plan in Hong Kong which enables customers to enjoy attractive returns on both renminbi and Hong Kong dollar deposits to offset in part their mortgage interest expenses.

With a quality credit card customer base and effective marketing campaigns, unsecured lending continued to contribute a good share of income with total operating income recorded a robust year-on-year growth of 11.1% in the first half of 2012. We remained as the second and third largest card issuer on VISA and MasterCard respectively. As of 30 June 2012, total cards in force was 2.3 million, representing a year-on-year growth of 4.9%. Card spending and card receivables grew strongly by 12.5% and 12.3% year-on-year respectively. Compared with the end of 2011, the personal loans portfolio grew 5.3% to HK$5.6bn.

Insurance, another key income driver of RBWM, recorded promising performance in the first half of 2012 with income increasing by 57.5% year-on-year. We expanded our whole-of-life insurance proposition, launching the SavourLife Annuity Life Insurance Plan designed for retirees, as part of our strategic move to expand our customer base as well as sources of income. As a result, annualised life insurance new premiums grew 13.9% and total life insurance policies in-force rose by 9.6%, underpinned by our effective distribution and timely promotion efforts. The improvement in income was also attributed to proactive management of investment assets.

Investor sentiment was impacted by intensified global market uncertainties, particularly in the second quarter. As a result, income from investment business, in particular securities brokerage, declined 24.7% compared with the same period last year.

Committed to developing the renminbi business, Hang Seng Bank launched the world’s first gold exchange-traded fund (‘ETF’) denominated in renminbi, Hang Seng Renminbi Gold ETF, which was listed on The Stock Exchange of Hong Kong in February 2012 and offers investors a new investment choice combining gold, renminbi and ETF features.

Providing excellent service has always been our first priority and the bank continued to receive recognition in the industry. For the third consecutive year, the bank was named ‘Best Local Private Bank in Hong Kong’ in the Euromoney Private Banking Survey 2012 based on the assessment of business performance and peer nominations.

Corporate and Commercial Banking (‘CNC’) achieved a 19.1% growth in profit before tax to HK$2,728m. Operating profit excluding impairment charges was up by 16.2% to HK$2,694m. CNC contributed 33.3% to the profit before tax of Hong Kong and other businesses segment, up 3.3 percentage points from the same period of 2011.

Fee income reported a growth of 17.6%, which was driven by solid growth in treasury and Keyperson insurance products which demonstrated sustainable growth from the corporate wealth management business.

Renminbi business remained one of our key strategic priorities. Up to June 2012, our renminbi lending has grown by 3.5 times compared with the end of 2011.

Our focus on structured finance and syndicated loans also contributed to our success. According to Thomson Reuters LPC data, we ranked the first in terms of number of deals in the Mandated Arranger League Table for Hong Kong and Macau Syndicated Loans in the first half of 2012.

Ties with mainland professional bodies and trade associations have been further strengthened. The momentum of commercial customer acquisition has accelerated in the first half of 2012 and the number of commercial customers has grown by 6.3% from last year-end.

For the seventh consecutive year, the bank has also received the SME’s Best Partner Award from the Hong Kong General Chamber of Small and Medium Business.

Enhancing service channel capabilities continues to be one of our key objectives. Different service hotlines have been consolidated into one 24-hour Business Partner Direct hotline so as to provide a one-stop service to our customers. A China toll-free direct line has also been set up which supports both mobile and fixed line access. Year-on-year, our Business e-Banking customer base at end of June 2012 has grown by 13.4%, with a 9.8% increase in online business transactions.

Treasury (‘TRY’) recorded a 7.1% increase in profit before tax to HK$1,313m. The growth was mainly driven by an increase in trading income.

Trading income increased by HK$228m, or 59.8%, to HK$609m. Currency option trading income recorded encouraging growth, boosted in part by rising demand for renminbi-denominated products following further liberalisation of renminbi business in Hong Kong. The increase was partly offset by the decline in income from foreign exchange and bond trading. The increase in gross interest income from funding swaps also contributed to the increase in trading income.

The low interest rate environment affected returns on financial investments and net interest income dropped by 12.2% to HK$852m. However, this was outweighed by the increase in income from funding swap activities as reported under trading income.

Mainland China business
Hang Seng Bank (China) Limited (‘Hang Seng China’) opened Xiamen Branch in March 2012 and Shunde Sub-branch, the fourth cross-city sub-branch under CEPA VI, in April 2012. Supported by further network expansion in Beijing (with the opening of Beijing Kerry Centre Sub-branch) and Tianjin (with the opening of Tianjin Binhai Sub-branch) in the first half of 2012, Hang Seng China now operates through 43 outlets, covering 15 cities across mainland China. The applications for opening three additional sub-branches in Zhuhai, Jiangmen and Tianjin were approved by CBRC. The expansion of our foothold in the first half of 2012 further demonstrated Hang Seng Bank’s long term commitment to the mainland market.

In the first half of 2012, concerns over slower domestic economic growth, weakened external and internal demand and increased uncertainties in international financial markets triggered a series of monetary easing policies from the Central Government on the Mainland. Deposit reserve ratios were reduced by 50 basis points each in February and May 2012 respectively. For the first time since December 2008, the People’s Bank of China cut base interest rates by 25 basis points on 8 June 2012, followed by a further cut on 6 July 2012. At the same time, the adjustment ranges of interest rates for both loans and deposits were widened.

Despite all the challenges, Hang Seng China has been focusing on growing business both in scale and value through expansion of network, portfolio and customer base as well as diversification of revenue sources. Progressive measures were taken to acquire target customer segments with innovative products and differentiated services.

Hang Seng China maintained growth momentum and achieved encouraging results in the first half of 2012. At 30 June 2012, the total number of Corporate and Commercial Banking customers increased by 6.3% while the total number of Retail Banking and Wealth Management customers grew by 15.6% (the number of Prestige Banking customers increased by 19.6%) over June 2011.

Driven by the expanded customer base, advances to customers rose by 6.1% whereas total deposits increased by 6.8% over the end of 2011. Total operating income was 29.5% higher than the first half of 2011, boosted by growth in both net interest income and other operating income. Operating profit grew by 30.9% compared with the same period last year.

	As reported	Constant currencyW
Half-year ended 30 June 2012 compared with 30 June 2011

Total operating income	29.5%	25.2%
Operating profit	30.9%	26.4%
At 30 June 2012 compared with 31 December 2011
Gross advances to customers	6.1%	6.7%
Customer deposits	6.8%	7.4%

As a strategic business partner of Industrial Bank, Hang Seng Bank has continued to cooperate closely with Industrial Bank in various areas, such as trade services and retail banking businesses. Business collaboration between Hang Seng China and Industrial Bank has also been stepped up.

Hang Seng Bank’s wholly owned subsidiary, Hang Seng Securities Limited, partnered with Guangzhou Securities Company Limited to establish the first joint venture securities investment advisory company under CEPA VI in Guangdong province. The joint venture will become a showcase for cooperation in this area under CEPA.

Including the share of profit from mainland associates, our mainland business contributed 23.1% of total profit before tax, compared with 18.3% in the first half of 2011.

W When reference is made to ‘constant currency’ in tables or commentaries, comparative data reported in the functional currency of Hang Seng’s mainland China business have been translated at the appropriate exchange rates applied in the current period in respect of the income statement or balance sheet. Constant currency comparatives for the half years to 30 June 2011 and 31 December 2011 used in the 2012 commentaries are computed by translating into Hong Kong dollars:
- the income statements for the half years to 30 June 2011 and 31 December 2011 for renminbi at the average rates of exchange for the half year to 30 June 2012 ; and
- the balance sheet at 30 June 2011 and 31 December 2011 for renminbi at the prevailing rates of exchange at 30 June 2012.

 Consolidated Income Statement (unaudited)

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2012	2011	2011
		(restated)	(restated)

Interest income	10,780	9,298	10,547
Interest expense	(2,494))	(1,661)	(2,448)))
Net interest income	8,286	7,637	8,099
Fee income	2,977	3,042	2,881
Fee expense	(569))	(506)	(581))
Net fee income	2,408	2,536	2,300
Trading income	1,170	931	865
Net income/(loss) from financial
instruments designated at fair value	102	96	(256)
Dividend income	4	6	11
Net earned insurance premiums	6,611	6,190	4,871
Other operating income	784	802	119
Total operating income	19,365	18,198	16,009
Net insurance claims incurred and
movement in policyholders’ liabilities	(7,005))	(6,945)	(4,665))
Net operating income before loan
impairment charges	12,360	11,253	11,344
Loan impairment charges	(249))	(158)	(282))
Net operating income	12,111	11,095	11,062
Employee compensation and benefits	(2,039)))	(1,901)	(1,987)
General and administrative expenses	(1,596))))	(1,582)	(1,609)))
Depreciation of premises, plant
and equipment	(381))	(347)	(353))
Amortisation of intangible assets	(61))	(58)	(61)))
Operating expenses	(4,077))	(3,888)	(4,010)))
Impairment loss on intangible assets	__	(78)	__
Operating profit	8,034	7,129	7,052
Gains less losses from financial investments
and fixed assets	__	9	41
Net surplus on property revaluation	238	411	581
Share of profits from associates	2,387	1,805	2,227
Profit before tax	10,659	9,354	9,901
Tax expense	(1,357))	(1,194)	(1,176))
Profit for the period	9,302	8,160	8,725

Profit attributable to shareholders	9,302	8,160	8,725

Earnings per share (in HK$)	4.87	4.27	4.56

Details of dividends payable to shareholders of the bank attributable to the profit for the half year are set out on page 35.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as ‘Net trading income’ and arising from financial instruments designated at fair value through profit and loss as ‘Net income from financial instruments designated at fair value’ (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng Bank, as included within the HSBC Group accounts:
	Half-year ended	Half-year ended	Half-year ended
Figures in HK$m	30 June 2012	30 June 2011	31 December 2011

Interest income	10,602	9,159	10,376
Interest expense	(1,684)	(1,254)	(1,756)
Net interest income	8,918	7,905	8,620
Net interest income and expense reported as ‘Net trading income’	(656)	(300)	(548)
Net interest income and expense reported as ‘Net income from
financial instruments designated at fair value’	24	32	27

Consolidated Statement of Comprehensive Income (unaudited)

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2012	2011	2011
		(restated)	(restated)

Profit for the period	9,302	8,160	8,725

Other comprehensive income
Premises:
- unrealised surplus on
revaluation of premises	839	1,720	2,009
- deferred taxes	(128)	(284)	(326)
- exchange difference	(1)	1	2
Available-for-sale investments reserve:
- fair value changes taken to equity:
-- on debt securities	326	342	(87)
-- on equity shares	54	16	(8)
- fair value changes transferred
to income statement:
-- on hedged items	(62)	(173)	(365)
-- on disposal	(1)	(10)	(43)
- share of changes in equity of associates:
-- fair value changes	471	(411)	(235)
- deferred taxes	(156)	95	126
- exchange difference	__	(14)	9
Cash flow hedging reserve:
- fair value changes taken to equity	33	119	__
- fair value changes transferred to
income statement	(30)	(119)	(78)
- deferred taxes	__	__	13
- exchange difference	__	__	(1)
Defined benefit plans:
- actuarial losses on defined
benefit plans	(196)	(483)	(1,117)
- deferred taxes	32	80	184
Share-based payments	(7)	9	__
Exchange differences on translation of:
- financial statements of overseas
branches, subsidiaries and associates	(136)	435	539
- exchange difference on retained profits	1	__	(1)
Others	(25)	__	__
Other comprehensive income for the
period, net of tax	1,014	1,323	621
Total comprehensive income
for the period	10,316	9,483	9,346

Total comprehensive income
for the period attributable to
shareholders	10,316	9,483	9,346

Consolidated Balance Sheet (unaudited)

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011
		(restated)	(restated)

ASSETS
Cash and balances with banks	18,272	42,644	39,533
Placings with and advances to banks	137,948	114,507	107,742
Trading assets	41,037	27,621	64,171
Financial assets designated at fair value	7,708	8,006	8,096
Derivative financial instruments	4,063	5,678	4,710
Advances to customers	504,902	503,645	480,574
Financial investments	224,385	210,456	209,190
Interest in associates	21,597	17,200	19,627
Investment properties	4,583	3,660	4,314
Premises, plant and equipment	18,250	16,065	17,983
Intangible assets	6,603	5,966	5,962
Other assets	16,520	17,973	13,763
Total assets	1,005,868	973,421	975,665

LIABILITIES AND EQUITY

Liabilities
Current, savings and other deposit accounts	720,397	703,321	699,857
Deposits from banks	11,284	19,452	14,004
Trading liabilities	57,364	59,425	59,712
Financial liabilities designated at fair value	443	456	434
Derivative financial instruments	4,759	4,877	4,848
Certificates of deposit and other
debt securities in issue	12,662	8,146	9,284
Other liabilities	20,469	17,925	20,138
Liabilities to customers under
insurance contracts	77,347	69,081	72,225
Current tax liabilities	1,420	1,329	305
Deferred tax liabilities	3,651	3,092	3,378
Subordinated liabilities	11,827	11,865	11,846
Total liabilities	921,623	898,969	896,031

Equity
Share capital	9,559	9,559	9,559
Retained profits	54,623	47,328	49,519
Other reserves	17,960	15,462	16,923
Proposed dividends	2,103	2,103	3,633
Shareholders’ funds	84,245	74,452	79,634
Total equity and liabilities	1,005,868	973,421	975,665

Consolidated Statement of Changes in Equity (unaudited)

	Half year ended	Half-year ended	Half year ended
Figures in HK$m	30 June 2012	30 June 2011	31 December 2011
		(restated)	(restated)

Share capital
At beginning and end of period	9,559	9,559	9,559

Retained profits (including proposed dividends)
At beginning of period	53,152	47,273	49,431
Dividends to shareholders
- dividends approved in respect of the previous year	(3,633)	(3,633)	__
- dividends declared in respect of the current period	(2,103)	(2,103)	(4,206)
Transfer	178	128	136
Total comprehensive income for the period	9,132	7,766	7,791
	56,726	49,431	53,152

Other reserves
Premises revaluation reserve
At beginning of period	12,280	9,426	10,732
Transfer	(179)	(131)	(137)
Total comprehensive income for the period	710	1,437	1,685
	12,811	10,732	12,280

Availableforsale investment reserve
At beginning of period	(561)	202	43
Transfer	__	(4)	(1)
Total comprehensive income for the period	632	(155)	(603)
	71	43	(561)

Cash flow hedging reserve
At beginning of period	6	72	72
Total comprehensive income for the period	3	__	(66)
	9	72	6

Foreign exchange reserve
At beginning of period	3,043	2,069	2,504
Total comprehensive income for the period	(136)	435	539
	2,907	2,504	3,043

	Half year ended	Half-year ended	Half year ended
Figures in HK$m	30 June 2012	30 June 2011	31 December 2011

Other reserves
At beginning of period	2,155	2,085	2,111
Cost of share-based payment arrangements	31	19	42
Transfer	1	7	2
Total comprehensive income for the period	(25)	__	__
	2,162	2,111	2,155

Total equity
At beginning of period	79,634	70,686	74,452
Dividends to shareholders	(5,736)	(5,736)	(4,206)
Cost of share-based payment arrangements	31	19	42
Total comprehensive income for the period	10,316	9,483	9,346
	84,245	74,452	79,634

Consolidated Cash Flow Statement (unaudited)

	Half-year ended		Half-year ended
	30 June		30 June
Figures in HK$m	2012		2011

Net cash inflow/(outflow) from operating activities	3,078		(8,739)

Cash flows from investing activities

Dividends received from associates	660		456
Purchase of an interest in an associate	(18)		__
Purchase of available-for-sale investments	(20,545)		(28,293)
Purchase of held-to-maturity debt securities	(502)		(205)
Proceeds from sale or redemption of
available-for-sale investments	40,153		34,732
Proceeds from redemption of held-to-maturity
debt securities	305		234
Proceeds from sale of loan portfolio	__		4,670
Purchase of fixed assets and intangible assets	(178	0))	(192)
Proceeds from sale of fixed assets and assets held for sale	26		1
Interest received from available-for-sale investments	1,272		893
Dividends received from available-for-sale investments	4		3
Net cash inflow from investing activities	21,177		12,299

Cash flows from financing activities

Dividends paid	(5,736)		(5,736)
Interest paid for subordinated liabilities	(126)		(82)
Net cash outflow from financing activities	(5,862	))))	(5,818	))))

Increase/(decrease) in cash and cash equivalents	18,393		(2,258)

Cash and cash equivalents at 1 January	120,469		118,560
Effect of foreign exchange rate changes	(784)		1,868
Cash and cash equivalents at 30 June	138,078		118,170

Financial Review

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2012	2011	2011

Net interest income/(expense) arising from:
- financial assets and liabilities that are
not at fair value through profit and loss	8,918	7,905	8,620
- trading assets and liabilities	(656)	(300)	(548)
- financial instruments designated
at fair value	24	32	27
	8,286	7,637	8,099

Average interest-earning assets	898,862	878,514	893,673

Net interest spread	1.74%	1.68%	1.69%
Net interest margin	1.85%	1.75%	1.80%

Net interest income rose by HK$649m, or 8.5%, to HK$8,286m. The growth was driven by the 2.3% increase in average interest earning assets and higher net interest margin. The increase in average interest earning assets in Hang Seng China which earned a relatively higher yield also supported the growth in net interest income.

Despite competitive markets for both loans and deposits, the net interest margin rose by ten basis points to 1.85% and net interest spread was up six basis points to 1.74% compared with the same period last year. The increase in net interest spread was largely due to improvements in deposit and loan spreads, notably in corporate and commercial lending. The group continued to grow its life insurance investment portfolio and increased its interest income by 8.0% compared with the same period last year.

The contribution from net free funds grew by four basis points to 0.11%, benefiting from the modest increase in average market interest rates.

Compared with the second half of 2011, net interest income grew slightly by HK$187m, or 2.3%, supported by the mild increase in average interest-earning assets, notwithstanding fewer days in the period. The net interest margin increased by five basis points, benefiting from improved loan spread.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as ‘Net trading income’, while that arising from financial instruments designated at fair value through profit and loss is reported as ‘Net income from financial instruments designated at fair value’ (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included in the HSBC Group accounts:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2012	2011	2011

Net interest income	8,918	7,905	8,620
Average interest-earning assets	835,783	836,753	843,321

Net interest spread	2.06%	1.84%	1.93%
Net interest margin	2.15%	1.91%	2.03%

Net fee income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2012	2011	2011

- Stockbroking and related services	464	696	589
- Retail investment funds	495	551	354
- Structured investment products	4	8	5
- Insurance agency	135	123	119
- Account services	177	181	190
- Private banking service fee	54	79	50
- Remittances	144	132	141
- Cards	894	792	884
- Credit facilities	194	105	148
- Trade services	245	249	212
- Other	171	126	189
Fee income	2,977	3,042	2,881
Fee expense	(569))	(506))	(581))
	2,408	2,536	2,300

Net fee income decreased by HK$128m, or 5.0%, to HK$2,408m compared with the first half of 2011, as demand for wealth management products was lower than the first half of 2011, reflecting weak investor sentiment in the volatile equity market and the uncertain economic outlook.

With the weak investment market sentiment in Hong Kong in the first half of 2012, stockbroking and related services income fell by 33.3%, reflecting the decline in equity market trading turnover. The bank continued to launch a spectrum of retail investment funds to suit different investor risk appetite and launched the first renminbi denominated gold exchange traded fund (‘ETF’) – Hang Seng RMB Gold ETF that caters for the growing demand for renminbi wealth management products. Under the volatile equity market, investors shifted to fixed rate and lower risk bond funds which led to a 10.2% decrease in the bank’s retail investment funds income. Private banking service fee income fell by 31.6% under similar conditions that affected stockbroking and investment fund sales.

Card service fee income was 12.9% higher than the same period last year, attributable to the growth in average card balances. The bank’s effective loyalty and enhanced rewards programme and card utilisation promotions led to increased card spending which grew by 12.9% year-on-year. The increase in card income was also supported by year-on-year increases of 5.3% in the number of cards in circulation. Credit facilities fee income rose by 84.8%, reflecting higher fees from increased corporate lending.

Compared with the second half of 2011, net fee income increased by 4.7%. The increase in retail investment funds and credit facilities fee income was offset by the fall in stockbroking and related services income.

Trading income

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2012	2011	2011

Trading income:
- foreign exchange	1,193	788	1,055
- securities, derivatives and
other trading activities	(23)	143	(190))))
	1,170	931	865

Trading income grew by HK$239m, or 25.7%, to HK$1,170m compared with the first half of 2011. Foreign exchange income increased by HK$405m, or 51.4%, to HK$1,193m driven by higher customer demand for foreign exchange-linked structured products, notably in renminbi foreign exchange-linked structured products in the first quarter of this year. Net interest income from funding swapsW activities recorded a net income for the first half of 2012 compared with a net expense for the same period last year.

Income from securities, derivatives and other trading activities fell by HK$166m, primarily due to lower income from the sale of equity-linked structured products. The adverse fair value movement also impacted the interest rate derivatives and debt securities trading income.

W Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency (‘original currency’) into another currency (‘swap currency’) at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS 39, the exchange difference of the spot and forward contracts is required to be recognised as a foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Net income/(loss) from financial instruments designated at fair value

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2012	2011	2011

Net income/(loss) on assets designated at fair value which back insurance and investment contracts	102	96	(256)

Net income from financial instruments designated at fair value increased by HK$6m, or 6.3%, reflecting the fair value changes of assets supporting linked insurance contracts with offsetting movements in the value of those contracts reported under ‘net insurance claims incurred and movement in policyholders’ liabilities’.

Other operating income

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2012	2011	2011

Rental income from
investment properties	94	84	90
Movement in present value
of in-force long-term
insurance business	614	639	(44)
Other	76	79	73
	784	802	119

Other operating income was HK$784m, a fall of 2.2% compared with the first half of 2011. The movement in present value of in-force long-term insurance business (‘PVIF’) was broadly the same as the comparable period. PVIF rose as a result of the higher new business written in the first half of 2012 and favourable market conditions updates impacting the costs of options and guarantees. Compared with the second half of 2011, other operating income rose strongly, driven by higher PVIF movement, being the combined effect in 2011 of the revised assumptions mainly reflecting the low interest rate environment and the change in lapse rate, as well as higher life insurance sales and favourable market conditions updates in the first half of 2012.

Analysis of income from wealth management business

Half-year ended		Half-year ended	Half-year ended
30 June		30 June	31 December
Figures in HK$m	2012	2011	2011

Investment income:
- retail investment funds	495	551	354
- structured investment productsW	425	308	353
- private banking service feeWW	76	100	72
- stockbroking and related services	464	696	589
- margin trading and others	71	56	78
	1,531	1,711	1,446
Insurance income:
- life insurance	1,697	1,064	954
- general insurance and others	178	185	179
	1,875	1,249	1,133
Total	3,406	2,960	2,579

W Income from structured investment products includes income reported under net fee income on the sales of structured investment products issued by other providers. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.

WW Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.

The wealth management business income remained a key pillar, achieving growth of 15.1% compared with the first half of 2011. Investment income fell by 10.5%, affected by the decline in equity markets, particularly in the second quarter of 2012 which weakened investment sentiment. The higher wealth management business income was also driven by a strong performance in the insurance business, reflecting higher sales volumes and positive investment return.

The bank has continued to provide a wide variety of investment funds to meet the various risk appetites of investors under the low interest rate environment. These included funds from Hang Seng Investment Management and other providers. The first renminbi denominated gold exchange traded fund (‘ETF’) – Hang Seng RMB Gold ETF which caters for the growing demand for renminbi wealth management products was launched in the first quarter of 2012. Under the volatile equity market, investors shifted to fixed rate and lower risk bond funds which led to a 10.2% decrease in the bank’s retail investment funds income. Throughout the first half, the bank continued to distribute competitive structured products to broaden the range of investment options available to customers, with structured investment products income growing by 38.0%, mainly from sales of equity-linked instruments. Stockbroking and related services income registered a decrease of 33.3% in the wake of lethargic equity markets in the second quarter of 2012. Private banking service fee income decreased by 24.0% compared with the first half of 2011.

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2012	2011	2011

Life insurance:
- net interest income and fee income	1,381	1,267	1,309
- investment returns on life insurance
funds/ share of associate’s profit	210	35	(396)
- net earned insurance premiums	6,446	6,022	4,701
- net insurance claims incurred and
movement in policyholders’ liabilitiesW	(6,954)	(6,899)	(4,616)
- movement in present value of in-force
long-term insurance business	614	639	(44)
	1,697	1,064	954
General insurance and others	178	185	179
Total	1,875	1,249	1,133
W Including premium and investment reserves

Life insurance income rose by HK$633m, or 59.5%, to HK$1,697m. During the first half of 2012, the bank continued to launch new products catering for customers’ investment and protection needs. This included the launch of the ‘SavourLife Annuity Life Insurance Plan’ which was well received. Total policies in-force increased by 9.6%.

Net interest income and fee income from the life insurance investment portfolio grew by 9.0%, as a result of the growth in the size of the portfolio. Investment returns on life insurance funds improved strongly, reflecting changes in the fair value of assets supporting linked insurance contracts and reported under ‘trading income’ and ‘net income from financial instruments designated at fair value’, with offsetting movements in policyholders’ liabilities, benefited from the positive movements of equity market and the upward commercial property market at end June 2012.

The movement in present value of in-force long-term insurance business (‘PVIF’) was broadly the same as last year. PVIF rose as a result of the higher new business written in the first half of 2012 and favourable market conditions updates impacting the costs of options and guarantees. Compared with the second half of 2011, PVIF recorded a gain of HK$614m compared with a loss of HK$44m, being the combined effect of the revised assumptions mainly reflecting the low interest rate environment and the change in lapse rate in the second half of 2011, as well as higher life insurance sales in first half of 2012 and the favourable market conditions update.

General insurance income decreased by 3.8% to HK$178m. On 7 March 2012, the bank announced the disposal of its wholly owned subsidiary, Hang Seng General Insurance (Hong Kong) Company Limited to QBE Insurance Group for a cash consideration of approximately US$200 million which was duly completed on 9 July 2012. The disposal gain of about HK$350m will be recognised in the bank’s results in the second half of 2012.

Loan impairment charges

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2012	2011	2011

Loan impairment charges:
- individually assessed	(128)	(18)	(85))
- collectively assessed	(121)	(140))	(197))
	(249)	(158))	(282)))
Of which:
- new and additional	(467)	(396))	(490))
- releases	189	204	164
- recoveries	29	34	44
	(249)	(158))	(282))

Loan impairment charges rose by HK$91m, or 57.6%, year-on-year to HK$249m. Overall credit quality was relatively stable and the bank will remain cautious on the credit outlook.

Individually assessed impairment charges increased from a low base to HK$128m, due to the downgrade of a few corporate and commercial customers and lower releases and recoveries from corporate and commercial customers in the first half of 2012.

Collectively assessed charges fell by HK$19m, due largely to the decrease in impairment allowances for loans not individually identified as impaired as a results of improved average historical loss rate. Impairment charges for credit card portfolios were higher, reflecting the growth in credit card balances.

Operating expenses

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2012	2011	2011

Employee compensation and benefits:
- salaries and other costs	1,871	1,742	1,824
- retirement benefit costs	168	159	163
	2,039	1,901	1,987
General and administrative expenses:
- rental expenses	275	245	252
- other premises and equipment	449	458	501
- marketing and advertising expenses	272	266	293
- other operating expenses	600	613	563
	1,596	1,582	1,609
Depreciation of premises, plant
and equipment	381	347	353
Amortisation of intangible assets	61	58	61
	4,077	3,888	4,010

Cost efficiency ratio	33.0%	34.6%	35.3%

Full-time equivalent staff numbers	At 30 June	At 30 June	At 31 December
by region	2012	2011	2011
Hong Kong	7,800	8,145	7,993
Mainland	1,791	1,662	1,784
Others	57	58	57
Total	9,648	9,865	9,834

Operating expenses rose by HK$189m, or 4.9%, compared with the first half of 2011, reflecting the bank’s continued investments to support business growth and capture business opportunities while continuing carefully to manage costs. Excluding the Mainland business, operating expenses rose by 2.9%. Compared with the second half of 2011, operating expenses increased slightly by 1.7%.

Employee compensation and benefits increased by HK$138m, or 7.3%. Salaries and other costs rose by 7.4%, reflecting the annual salary increment as a result of wage inflation. General and administrative expenses remained broadly at the same level as the first half of 2011. Depreciation charges were up 9.8%, reflecting higher depreciation charges on business premises following the upward commercial property revaluation in Hong Kong.

At 30 June 2012, the group’s number of full-time equivalent staff fell by 186 compared with the 2011 year-end.

With the increase in net operating income before loan impairment charges outpacing the growth in operating expenses, the cost efficiency ratio for the first half of 2012 lowered by 1.6 percentage points to 33.0%, compared with 34.6% for the first half of 2011. Compared with the second half of 2011, the cost efficiency ratio fell by 2.3 percentage points.

Gains less losses from financial investments and fixed assets

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2012	2011	2011

Net gains from disposal of
available-for-sale equity securities	1	8	34
Net gains from disposal of
available-for-sale debt securities	__	2	9
Impairment of available-for-sale
equity securities	__	__	__
Losses on disposal of fixed assets	(1)	(1)	(2)
	__	9	41

Tax expense

Taxation in the consolidated income statement represents:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2012	2011 (restated)	2011 (restated)

Current tax – provision for
Hong Kong profits tax
Tax for the period	1,104	995	947
Adjustment in respect of
prior periods	18	__	(14)

Current tax – taxation outside
Hong Kong
Tax for the period	92	57	19

Deferred tax
Origination and reversal of
temporary differences	143	142	224
Total tax expense	1,357	1,194	1,176

The current tax provision is based on the estimated assessable profit for the first half of 2012, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 16.5% (the same as in 2011). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Earnings per share

The calculation of earnings per share for the first half of 2012 is based on earnings of HK$9,302m (HK$8,160m and HK$8,725m for the first and second halves of 2011 respectively) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first and second halves of 2011).

Dividends per share
	Half-year ended		Half-year ended		Half-year ended
		30 June		30 June	31 December
		2012		2011		2011
	HK$	HK$m	HK$	HK$m	HK$	HK$m
	per share		per share		per share

First interim	1.10	2,103	1.10	2,103	__	__
Second interim	1.10	2,103	1.10	2,103	__	__
Third interim	__	__	__	__	1.10	2,103
Fourth interim	__	__	__	__	1.90	3,633
	2.20	4,206	2.20	4,206	3.00	5,736

Segmental analysis

HKFRS8 requires segmental disclosure to be based on the way that the group’s chief operating decision maker regards and manages the group, with the amounts reported for each reportable segment being the measures reported to the group’s chief operating decision maker for the purpose of assessing segment performance and making decisions about operating matters. To align with the information reported internally to the group's most senior executive management for the purposes of resources allocation and performance assessment, the group has presented the following five reportable segments which has resulted in additional reportable segments being identified, merged and presented. Corresponding amounts have been provided on a basis consistent with the revised segment information.

Hong Kong and other businesses segment
•
Retail Banking and Wealth Management activities offer a broad range of products and services to meet the personal banking, consumer lending and wealth management needs of individual customers. Personal banking products typically include current and savings accounts, mortgages and personal loans, credit cards, insurance and wealth management;

•
Corporate and Commercial Banking activities include the provision of financial services, payments and cash management, international trade finance, insurance, wealth management and tailored financial solutions to corporate and commercial customers;

•
Treasury activities are mainly the provision of treasury operation services in credit, rates, foreign exchange, money markets and securities services. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities;

•	Other mainly represents management of shareholders’ funds and investments in premises, investment properties, equity shares and subordinated debt funding;

Mainland China business segment
•	Mainland China business segment comprises the business of Hang Seng Bank (China) Limited and our share of profit from mainland associates.

Consolidation adjustments made in preparing the group’s financial statements and inter-segment elimination of income or expenses upon consolidation are included in the ‘Inter-segment eliminations’. All such transactions are undertaken on an arm’s length terms.

(a) Segmental result

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business segments by way of internal capital allocation and fund transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective business segments and apportionment of management overheads. Rental charges at market rates for usage of premises are reflected in other operating income for the ‘Other’ business segment and total operating expenses for the respective business segments.

Profit before tax contributed by the business segments for the periods stated is set out in the table below. More business segment analysis and discussion is set out in the ‘Segmental analysis’ section on page 12.
	Hong Kong & other businesses

	Retail Banking	Corporate and				Mainland
	and Wealth	Commercial				China	Total
Figures in HK$m	Management	Banking	Treasury	Other	Total	business	(restated)

Half-year ended 30 June 2012

Profit before tax	3,986	2,728	1,313	167	8,194	2,465	10,659
Share of profit before tax	37.4%	25.6%	12.3%	1.6%	76.9%	23.1%	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	48.7%	33.3%	16.0%	2.0%	100.0%

Half-year ended 30 June 2011

Profit before tax	3,443	2,290	1,226	685	7,644	1,710	9,354
Share of profit before tax	36.8%	24.5%	13.1%	7.3%	81.7%	18.3%	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	45.0%	30.0%	16.0%	9.0%	100.0%

Half-year ended 31 December 2011

Profit before tax	3,066	2,326	1,286	748	7,426	2,475	9,901
Share of profit before tax	31.0%	23.5%	13.0%	7.5%	75.0%	25.0%	100.0%
Share of profit before tax as a % of Hong Kong & other businesses	41.3%	31.3%	17.3%	10.1%	100.0%

(b) Geographic information

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	Hong Kong	Mainland	Americas	Others	Total

Half-year ended 30 June 2012

Income and expense
Total operating income	17,758	940	595	72	19,365
Profit before tax	7,566	2,465	579	49	10,659
At 30 June 2012

Total assets	819,998	115,666	60,094	10,110	1,005,868
Total liabilities	842,760	73,228	1,683	3,952	921,623
Interest in associates	1,506	20,091	__	__	21,597
Non-current assetsW	28,384	1,051	__	1	29,436

Half-year ended 30 June 2011 (restated)

Income and expense
Total operating income	16,757	726	656	59	18,198
Profit before tax	6,962	1,710	641	41	9,354
At 30 June 2011 (restated)

Total assets	786,024	114,364	64,145	8,888	973,421
Total liabilities	823,058	69,471	1,860	4,580	898,969
Interest in associates	1,368	15,832	__	__	17,200
Non-current assetsW	24,721	969	__	1	25,691

Half-year ended 31 December 2011 (restated)

Income and expense
Total operating income	14,349	909	683	68	16,009
Profit before tax	6,709	2,475	666	51	9,901
At 31 December 2011 (restated)

Total assets	790,208	118,590	58,506	8,361	975,665
Total liabilities	818,307	73,029	1,085	3,610	896,031
Interest in associates	1,418	18,209	__	__	19,627
Non-current assetsW	27,258	1,000	__	1	28,259

W Non-current assets consist of properties, plant and equipment, goodwill and other intangible assets.

Cash and balances with banks

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Cash in hand	9,933	7,190	9,491
Balances with central banks	1,523	7,835	7,102
Balances with banks	6,816	27,619	22,940
	18,272	42,644	39,533

Placings with and advances to banks

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Placings with and advances to banks
maturing within one month	63,727	74,083	56,787
Placings with and advances to banks
maturing after one month
but less than one year	72,558	38,829	49,326
Placings with and advances to banks
maturing after one year	1,663	1,595	1,629
	137,948	114,507	107,742

Trading assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Treasury bills	33,972	20,143	54,220
Certificates of deposit	430	435	432
Other debt securities	5,815	6,679	9,006
Debt securities	40,217	27,257	63,658
Equity shares	22	15	7
Total trading securities	40,239	27,272	63,665
OtherW	798	349	506
Total trading assets	41,037	27,621	64,171

Debt securities:
- listed in Hong Kong	3,330	4,099	4,550
- listed outside Hong Kong	262	107	717
	3,592	4,206	5,267
- unlisted	36,625	23,051	58,391
	40,217	27,257	63,658
Equity shares:
- listed in Hong Kong	22	15	7

Total trading securities	40,239	27,272	63,665

Debt securities:
Issued by public bodies:
- central governments and central banks	38,016	24,554	60,800
- other public sector entities	81	99	82
	38,097	24,653	60,882
Issued by other bodies:
- banks	909	1,003	963
- corporate entities	1,211	1,601	1,813
	2,120	2,604	2,776
	40,217	27,257	63,658
Equity shares:
Issued by corporate entities	22	15	7
Total trading securities	40,239	27,272	63,665

W This represents the amount receivable from counterparties on trading transactions not yet settled.

Trading assets decreased by HK$23.1bn, or 36.1%, compared with the end of 2011. The bank redeployed surplus funds arising from the maturity of trading assets into interbank placements and advances to customers in order to achieve yield enhancement while prudently managing risk. The trading securities currently held by the bank are mostly Hong Kong Exchange Fund bills with short tenors.

Financial assets designated at fair value

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Certificates of deposit	1	1	1
Other debt securities	3,831	4,104	3,998
Debt securities	3,832	4,105	3,999
Equity shares	1,356	559	473
Investment funds	2,520	3,342	3,624
	7,708	8,006	8,096

Debt securities:
- listed in Hong Kong	15	11	15
- listed outside Hong Kong	44	181	182
	59	192	197
- unlisted	3,773	3,913	3,802
	3,832	4,105	3,999
Equity shares:
- listed in Hong Kong	1,356	559	473

Investment funds:
- listed in Hong Kong	24	23	23
- listed outside Hong Kong	476	80	150
	500	103	173
- unlisted	2,020	3,239	3,451
	2,520	3,342	3,624

	7,708	8,006	8,096

Debt securities:
Issued by public bodies:
- central governments and central banks	__	145	140
- other public sector entities	4	54	53
	4	199	193
Issued by other bodies:
- banks	3,745	3,831	3,725
- corporate entities	83	75	81
	3,828	3,906	3,806
	3,832	4,105	3,999
Equity shares:
Issued by banks	265	66	109
Issued by public sector entities	__	15	5
Issued by corporate entities	1,091	478	359
	1,356	559	473
Investment funds:
Issued by banks	341	2,094	1,869
Issued by corporate entities	2,179	1,248	1,755
	2,520	3,342	3,624

	7,708	8,006	8,096

Advances to customers

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Gross advances to customers	506,583	505,346	482,241
Less:
Loan impairment allowances:
- individually assessed	(966)	(979)	(896)
- collectively assessed	(715)	(722)	(771)
	504,902	503,645	480,574

Loan impairment allowances against advances to customers

	Individually	Collectively
Figures in HK$m	assessed	assessed	Total

At 1 January 2012	896	771	1,667
Amounts written off	(58)	(199)	(257)
Recoveries of advances
written off in previous years	4	25	29
New impairment allowances
charged to income statement	213	254	467
Impairment allowances released
to income statement	(85)	(133)	(218)
Unwinding of discount of loan
impairment allowances
recognised as ‘interest income’	(3)	(2)	(5)
Exchange	(1)	(1)	(2)
At 30 June 2012	966	715	1,681

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 30 June	At 30 June	At 31 December
	2012	2011	2011
	%	%	%

Loan impairment allowances:
- individually assessed	0.19	0.19	0.19
- collectively assessed	0.14	0.14	0.16
Total loan impairment allowances	0.33	0.33	0.35

Total loan impairment allowances as a percentage of gross advances to customers were 0.33% at 30 June 2012 compared with 0.35% at the end of 2011. Individually assessed allowances as a percentage of gross advances were at the same level as last year end at 0.19%. Collectively assessed allowances as a percentage of gross advances fell by two basis points to 0.14%, reflecting improved credit quality and the bank’s credit risk management control.

Impaired advances and allowances

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Gross impaired advances	1,691	1,639	1,584
Individually assessed allowances	(966)	(979)	(896)
	725	660	688

Individually assessed allowances
as a percentage of
gross impaired advances	57.1%	59.7%	56.6%

Gross impaired advances
as a percentage of gross
advances to customers	0.33%	0.32%	0.33%

Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Gross impaired advances rose by HK$107m, or 6.8%, to HK$1,691m compared with the year-end of 2011, due to the downgrade of a few corporate and commercial banking customers. Gross impaired advances as a percentage of gross advances to customers stood at 0.33%, the same as the year-end of 2011.

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Gross individually assessed
impaired advances	1,568	1,549	1,493
Individually assessed allowances	(966)	(979)	(896)
	602	570	597

Gross individually assessed
impaired advances
as a percentage of
gross advances to customers	0.31%	0.31%	0.31%

Amount of collateral which
has been taken into account
in respect of individually assessed
impaired advances to customers	569	422	423

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross advances, only the amount of collateral up to the gross advance has been included.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 30 June		At 30 June		At 31 December
		2012		2011		2011
	HK$m	%	HK$m	%	HK$m	%

Gross advances to customers
which have been overdue
with respect to either principal
or interest for periods of:
- more than three months but
not more than six months	200	__	120	__	228	__
- more than six months but
not more than one year	252	0.1	131	__	72	__
- more than one year	700	0.1	871	0.2	756	0.2
	1,152	0.2	1,122	0.2	1,056	0.2

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances increased by HK$96m, or 9.1%, to HK$1,152m compared with the last year-end. Overdue advances as a percentage of gross advances to customers stood at 0.2%.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 30 June		At 30 June		At 31 December
		2012		2011		2011
	HK$m	%	HK$m	%	HK$m	%
Rescheduled advances
to customers	161	__	169	__	180	__

Rescheduled advances are those advances that have been rescheduled or renegotiated for reasons related to the borrower’s financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances.

Rescheduled advances stood at HK$161m at 30 June 2012, a fall of HK$19m, or 10.6% compared with last year end, representing 0.03% of gross advances to customers.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty.

Figures in HK$m	At 30 June 2012
	Gross advances to customers	Individually impaired advances to customers	Overdue advances to customers	Individually assessed allowances	Collectively assessed allowances

Hong Kong	428,752	1,292	973	752	560
Rest of Asia-Pacific	70,255	252	133	211	138
Others	7,576	24	46	3	17
	506,583	1,568	1,152	966	715

Figures in HK$m	At 30 June 2011
	Gross advances to customers	Individually impaired advances to customers	Overdue advances to customers	Individually assessed allowances	Collectively assessed allowances

Hong Kong	405,258	1,264	969	830	530
Rest of Asia-Pacific	93,807	273	151	142	177
Others	6,281	12	2	7	15
	505,346	1,549	1,122	979	722

Figures in HK$m	At 31 December 2011
	Gross advances to customers	Individually impaired advances to customers	Overdue advances to customers	Individually assessed allowances	Collectively assessed allowances

Hong Kong	404,889	1,315	929	779	603
Rest of Asia-Pacific	70,099	158	127	115	150
Others	7,253	20	-	2	18
	482,241	1,493	1,056	896	771

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority (‘HKMA’) is as follows:

	At 30 June	At 30 June	At 31 December
	2012	2011 (restated)	2011 (restated)
Figures in HK$m

Gross advances to customers for
use in Hong Kong

Industrial, commercial and
financial sectors
Property development	27,927	30,626	27,090
Property investment	103,178	104,058	102,144
Financial concerns	3,944	3,347	2,648
Stockbrokers	227	180	1,227
Wholesale and retail trade	15,952	13,129	11,511
Manufacturing	13,792	13,377	13,573
Transport and transport equipment	6,082	6,889	6,309
Recreational activities	233	829	62
Information technology	1,680	1,851	899
Other	23,102	22,022	21,859
	196,117	196,308	187,322
Individuals
Advances for the purchase of flats under
the Government Home Ownership
Scheme, Private Sector Participation
Scheme and Tenants Purchase Scheme	13,962	14,471	14,405
Advances for the purchase of other
residential properties	115,731	105,841	107,563
Credit card advances	18,392	16,362	18,547
Other	13,814	14,610	13,887
	161,899	151,284	154,402
Total gross advances for
use in Hong Kong	358,016	347,592	341,724
Trade finance	42,917	80,223	49,552
Gross advances for
use outside Hong Kong	105,650	77,531	90,965
Gross advances to customers	506,583	505,346	482,241

Gross advances to customers grew by HK$24.3bn, or 5.0%, to HK$506.6bn compared with the end of 2011. Gross advances to customers declined in the second half of 2011 but picked up again during the first half of 2012, notably in property investment, wholesale and retail trade and residential mortgage lending.

Loans for use in Hong Kong increased by HK$16.3bn, or 4.8%. Lending to the industrial, commercial and financial sectors grew by 4.7%. Lending to the property development and investment sectors remained active and grew by 3.1% and 1.0% respectively, supported by a buoyant commercial property market during the first half of the year. With strong customer relationships, active participation in Hong Kong Government-organised schemes, and enhanced service capabilities, the bank continued to support the customers in growing their businesses, saw 38.6% growth in the wholesale and retail trade sector and 1.6% in manufacturing sector.

Lending to individuals increased by 4.9% compared with the last year-end. As the property market remained active, residential mortgage lending to individuals rose by 7.6%, as a result of the bank’s aim to be a preferred mortgage bank that provides comprehensive mortgage services despite intense market competition. Credit card advances were in line with the previous year end, as seasonal factors offset a year-on-year rise of 5.3% in the number of cards in circulation and a 12.9% increase in cardholder spending.

Trade finance declined by 13.4% against last year end as certain cross border documentary credit loans matured during the first half of 2012, partly offset by the growth in other trade finance loan products.

Loans for use outside Hong Kong rose by 16.1%, compared with the end of 2011, driven largely by lending on the Mainland. The Mainland loan portfolio increased by 6.1% to HK$47.4bn, underpinned by the expansion of renminbi lending to corporate borrowers. The group remained vigilant in assessing credit risk in increasing lending on the Mainland.

Financial investments
	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Available-for-sale at fair value:
- debt securities	159,231	151,851	149,020
- equity shares	297	300	259
Held-to-maturity debt securities
at amortised cost	64,857	58,305	59,911
	224,385	210,456	209,190

Fair value of held-to-maturity debt securities	68,931	61,976	63,396

Treasury bills	72,101	30,533	43,296
Certificates of deposit	12,425	8,150	9,386
Other debt securities	139,562	171,473	156,249
Debt securities	224,088	210,156	208,931
Equity shares	297	300	259
	224,385	210,456	209,190

Debt securities:
- listed in Hong Kong	19,127	17,247	21,141
- listed outside Hong Kong	37,866	58,373	40,027
	56,993	75,620	61,168
- unlisted	167,095	134,536	147,763
	224,088	210,156	208,931
Equity shares:
- listed in Hong Kong	52	53	48
- listed outside Hong Kong	5	23	18
	57	76	66
- unlisted	240	224	193
	297	300	259
	224,385	210,456	209,190

Fair value of listed financial investments	58,105	76,347	61,902

Debt securities:
Issued by public bodies:
- central governments and central banks	102,507	63,135	78,659
- other public sector entities	22,157	27,592	26,021
	124,664	90,727	104,680
Issued by other bodies:
- banks	77,433	101,455	85,251
- corporate entities	21,991	17,974	19,000
	99,424	119,429	104,251
	224,088	210,156	208,931
Equity shares:
Issued by corporate entities	297	300	259
	224,385	210,456	209,190

Debt securities by rating agency designation

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

AA- to AAA	170,992	154,353	165,370
A- to A+	43,052	50,869	35,167
B+ to BBB+	7,571	3,930	6,680
Unrated	2,473	1,004	1,714
	224,088	210,156	208,931

Financial investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time.

Available-for-sale investments may be sold in response to needs for liquidity or changes in the market environment, and are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves. Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premiums and discounts.

Financial investments rose by HK$15.2bn, or 7.3%, compared with the last year-end. Investments were primarily in high-quality debt securities or debt securities guaranteed by governments, reflecting the bank’s strategy of identifying quality investment opportunities that enable it to optimise returns while prudently managing risk. At 30 June 2012, about 99% of the group’s holdings of debt securities were assigned investment grade ratings by rating agencies. The unrated debt securities were issued by subsidiaries of investment-grade banks and are guaranteed by their corresponding holding companies. These notes rank equally with all of the respective guarantor’s other senior debt obligations. The group did not hold any investments in structured investment vehicles or any sub-prime related assets such as collateralised debt obligations, mortgage-backed securities and other asset-backed securities.

Interest in associates
	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011 (restated)	2011 (restated)

Share of net assets	21,082	16,666	19,095
Intangibles	43	70	57
Goodwill	472	464	475
	21,597	17,200	19,627

Interest in associates rose by HK$1,970m compared with last year-end, due mainly to the increase in the bank’s share of net assets of Industrial Bank. On 6 March 2012, Industrial Bank announced a proposal for the private placement of additional share capital which would dilute the bank's interest in Industrial Bank. As at 30 June 2012, the proposal is subject to regulatory approvals and, if it proceeds, will lead to a reassessment of the bank's current accounting treatment of the investment. Our partnership with Guangzhou Securities Company Limited to set up the joint venture securities investment advisory company – Guangzhou GuangZheng Hang Seng Securities Investment Advisory Company Limited was incorporated in May 2012. The group has a 33% stake in the joint venture.

Intangible assets
	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Present value of in-force long-term
insurance business	5,802	5,232	5,188
Internally developed software	426	363	399
Acquired software	46	42	46
Goodwill	329	329	329
	6,603	5,966	5,962

Other assets
	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Items in the course of collection
from other banks	5,333	8,865	4,513
Prepayments and accrued income	2,975	2,675	2,844
Assets held for sale
- repossessed assets	23	12	3
- assets of disposal groups held for sale	686	__	__
- other assets held for sale	250	217	35
Acceptances and endorsements	5,076	4,393	4,697
Retirement benefit assets	30	89	34
Other accounts	2,147	1,722	1,637
	16,520	17,973	13,763

At 30 June 2012, HK$686m of 'Assets of disposal groups held for sale' related to the sale of assets of the bank's general insurance business, Hang Seng General Insurance (Hong Kong) Limited, with corresponding liabilities of HK$646m disclosed under other liabilities. Hang Seng General Insurance (Hong Kong) Limited also has deposits placed with the bank amounting to HK$1.0bn which are eliminated at the consolidated level. The transaction was completed on 9 July 2012. The disposal gain of about HK$350m will be recognised in the bank’s results in the second half of 2012.

Current, savings and other deposit accounts

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Current, savings and
other deposit accounts:
- as stated in consolidated
balance sheet	720,397	703,321	699,857
- structured deposits reported as
trading liabilities	37,764	25,393	30,923
	758,161	728,714	730,780
By type:
- demand and current accounts	59,187	56,315	57,977
- savings accounts	453,716	452,158	431,863
- time and other deposits	245,258	220,241	240,940
	758,161	728,714	730,780

Certificates of deposit and other debt securities in issue

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Certificates of deposit and
other debt securities in issue:
- as stated in consolidated
balance sheet	12,662	8,146	9,284
- structured certificates of deposit
and other debt securities in issue
reported as trading liabilities	1,009	3,903	3,183
	13,671	12,049	12,467
By type:
- certificates of deposit in issue	12,662	8,146	11,925
- other debt securities in issue	1,009	3,903	542
	13,671	12,049	12,467

Customer deposits, including current, savings and other deposits accounts and certificates of deposit and other debt securities in issue stood at HK$771.8bn at 30 June 2012 – a rise of 3.8% from the end of 2011. Higher growth was recorded in Hong Kong dollar currency deposits. Structured deposits and certificates of deposit and other debt securities in issue increased as instruments with yield enhancement features gained popularity. Deposits with Hang Seng China also rose by 6.8%, driven mainly by renminbi deposits.

Trading liabilities

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Structured certificates of deposit and
other debt securities in issue	1,009	3,903	3,183
Structured deposits	37,764	25,393	30,923
Short positions in securities and others	18,591	30,129	25,606
	57,364	59,425	59,712

Other liabilities

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Items in the course of transmission
to other banks	6,538	6,622	7,027
Accruals	2,404	2,409	2,956
Acceptances and endorsements	5,076	4,393	4,697
Retirement benefit liabilities	3,494	2,232	3,260
Liabilities of disposal groups held for sale	646	__	__
Other	2,311	2,269	2,198
	20,469	17,925	20,138

Subordinated liabilities

		At 30 June	At 30 June	At 31 December
Figures in HK$m		2012	2011	2011

Nominal value	Description

Amount owed to third parties

US$450m	Callable floating rate
	subordinated notes
	due July 2016W	__	3,501	__

US$300m	Callable floating rate
	subordinated notes
	due July 2017 WW	2,326	2,333	2,328

Amount owed to HSBC Group undertakings

US$775m	Floating rate
	subordinated loan debt	6,011	6,031	6,022
	due December 2020

US$450m	Floating rate
	subordinated loan debt
	due July 2021W	3,490	__	3,496
		11,827	11,865	11,846
Representing:
- measured at amortised cost		11,827	11,865	11,846

WThe bank exercised its option to redeem these subordinated notes at par of US$450m and replenished them with a new issue of US$450m subordinated loan debt in July 2011.

WWAfter the period under review, the bank redeemed all the US$300m floating rate subordinated notes due 2017 at par on 6 July 2012.

The outstanding subordinated notes, which qualify as supplementary capital, serve to help the bank maintain a more balanced capital structure and support business growth.

Shareholders’ funds

	At 30 June	At 30 June	At 31 December
	2012	2011	2011
Figures in HK$m		(restated)	(restated)

Share capital	9,559	9,559	9,559
Retained profits	54,623	47,328	49,519
Premises revaluation reserve	12,811	10,732	12,280
Cash flow hedging reserve	9	72	6
Available-for-sale investment reserve
- on debt securities	(176))	(193)))	(756)
- on equity securities	247	236	195
Capital redemption reserve	99	99	99
Other reserves	4,970	4,516	5,099
Total reserves	72,583	62,790	66,442
	82,142	72,349	76,001
Proposed dividends	2,103	2,103	3,633
Shareholders’ funds	84,245	74,452	79,634

Return on average shareholders’ funds	22.9%	22.8%	22.6%

Shareholders’ funds (excluding proposed dividends) grew by HK$6,141m, or 8.1%, to HK$82,142m at 30 June 2012. Retained profits rose by HK$5,104m, mainly reflecting the growth in attributable profit after the appropriation of interim dividends during the period. The premises revaluation reserve increased by HK$531m on the back of the upward property market during the first half of 2012.

The available-for-sale investment reserve for debt securities recorded a deficit of HK$176m compared with a deficit of HK$756m at the year-end of 2011, mainly due to the maturing of debt securities and the narrowing of credit spreads. No debt securities became impaired during the period and, accordingly, no impairment loss has been recognised.

The return on average shareholders’ funds was 22.9%, compared with 22.8% and 22.6% for the first and second halves of 2011 respectively.

There was no purchase, sale or redemption by the bank, or any of its subsidiaries, of the bank’s securities during the first half of 2012. After the period under review, the bank redeemed all the US$300m floating rate subordinated notes due 2017 at par on 6 July 2012.

Capital resources management

Analysis of capital base and risk-weighted assets
	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Core capital:
Paid-up ordinary share capital	9,559	9,559	9,559

- Reserves per balance sheet	72,583	62,013	65,563
- Unconsolidated subsidiaries	(8,359)	(6,882)	(7,234)
- Cash flow hedging reserve	(9)	(72)	(6)
- Regulatory reserve	(4,639)	(2,889)	(4,226)
- Reserves arising from revaluation of
property and unrealised gains on
available-for-sale equities and debt securities	(17,347)	(15,136)	(15,860)
Total reserves included in core capital	42,229	37,034	38,237

- Goodwill and intangible assets	(987)	(939)	(977)
- 50% of unconsolidated investments	(12,395)	(10,693)	(11,304)
- 50% of securitisation positions and
other deductions	(158)	(158)	(158)
Deductions	(13,540)	(11,790)	(12,439)

Total core capital	38,248	34,803	35,357

Supplementary capital:
- Term subordinated debt	11,827	11,865	11,846
- Property revaluation reserves 1	5,894	5,894	5,894
- Available-for-sale investments
revaluation reserves 2	155	226	117
- Regulatory reserve 3	325	318	296
- Collective impairment allowances 3	50	77	54
- Excess impairment allowances over
expected losses 4	1,651	1,373	1,522
Supplementary capital before deductions	19,902	19,753	19,729

- 50% of unconsolidated investments	(12,395)	(10,693)	(11,304)
- 50% of securitisation positions and
other deductions	(158)	(158)	(158)
Deductions	(12,553)	(10,851)	(11,462)

Total supplementary capital	7,349	8,902	8,267

Capital base	45,597	43,705	43,624

Risk-weighted assets
- Credit risk	286,786	279,207	266,567
- Market risk	4,003	2,099	2,054
- Operational risk	36,502	36,137	35,649
	327,291	317,443	304,270

Capital adequacy ratio	13.9%	13.8%	14.3%
Core capital ratio	11.7%	11.0%	11.6%

Reserves and deductible items
	At 30 June	At 30 June	At 31 December
Figures in HK$m	2012	2011	2011

Published reserves	38,275	34,309	31,640
Profit and loss account	3,954	2,725	6,597
Total reserves included in core capital	42,229	37,034	38,237

Total of items deductible 50% from core capital
and 50% from supplementary capital	25,106	21,702	22,924

1 Includes the revaluation surplus on investment properties which is reported as part of retained profits and adjustments made in accordance with the Banking (Capital) rules.
2 Includes adjustments made in accordance with the Banking (Capital) rules.
3 Total regulatory reserve and collective impairment allowances are apportioned between the standardised approach and internal ratingsbased approach in accordance with the Banking (Capital) rules. Those apportioned to the standardised approach are included in supplementary capital. Those apportioned to the internal ratingsbased approach are excluded from supplementary capital.
4 Excess impairment allowances over expected losses are applicable to non-securitisation exposures calculated by using the internal ratings-based approach.

Capital ratios at 30 June 2012 were compiled in accordance with the Banking (Capital) Rules (‘the Capital Rules’) under section 98A of the Hong Kong Banking Ordinance for the implementation of Basel II. The bank used the advanced internal ratings-based approach to calculate its credit risk exposure. The standardised (operational risk) approach and internal models approach were used to calculate its operational risk and market risk respectively.

The Basel Committee on Banking Supervision has issued the final rules in two documents ‘A global regulatory framework for more resilient banks and banking systems’ and ‘International framework for liquidity risk measurement, standards and monitoring’ in December 2010, widely referred to as Basel III rules, on the areas of capital and liquidity. The HKMA has then issued a consultation paper in January 2012 on the implementation of Basel III capital standards in Hong Kong. The paper set out, amongst other things, the requirements relating to the revised definitions of capital. The revised definitions are proposed to take effect from 2013, with phase-in arrangements from 2013 to 2019 for many items.

At 30 June 2012, the capital adequacy ratio and core capital ratio were 13.9% and 11.7% respectively, compared with 14.3% and 11.6% at the year-end of 2011. The capital adequacy ratio decreased 0.4 percentage points, reflecting the net effect of growth in capital and in risk-weighted assets. The capital ratios at 31 December 2011 and 30 June 2011 have not been restated as a result of the adoption of HKAS 12 ‘Income Taxes’. Accordingly, the amount of ‘reserves per balance sheet’ under the core capital would not correspond with the total reserves in the group's financial statements.

The basis of consolidation for the calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are ‘regulated financial entities’ (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment cost of these unconsolidated regulated financial entities is deducted from the capital base. To satisfy the provisions of the Hong Kong Banking Ordinance and regulatory requirements for prudential supervision purposes, the group has earmarked a regulatory reserve from retained profits amounting HK$4,639m at 30 June 2012 (HK$2,889m and HK$4,226m at 30 June 2011 and 31 December 2011 respectively).

Liquidity ratio

The average liquidity ratio for the periods indicated, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
	2012	2011	2011
The bank and its subsidiaries
designated by the HKMA	36.9%	33.3%	33.8%

Reconciliation of cash flow statement

(a)	Reconciliation of operating profit to net cash flow from operating activities

Half-year ended		Half-year ended
	30 June	30 June
Figures in HK$m	2012	2011

Operating profit	8,034	7,129
Net interest income	(8,286)	(7,637)
Dividend income	(4)	(6)
Loan impairment charges	249	158
Impairment loss of intangible assets	__	78
Depreciation	381	347
Amortisation of intangible assets	61	58
Amortisation of available-for-sale investments	(23)	(15)
Amortisation of held-to-maturity debt securities	__	2
Advances written off net of recoveries	(228)	(293)
Interest received	9,553	8,784
Interest paid	(2,128)	(1,772)
Operating profit before changes in working capital	7,609	6,833
Change in treasury bills and certificates of deposit
with original maturity more than three months	8,317	(13,198)
Change in placings with and advances to banks
maturing after one month	(23,232)	15,298
Change in trading assets	15,510	(18,327)
Change in financial assets designated at fair value	140	106
Change in derivative financial instruments	558	109
Change in advances to customers	(24,345)	(35,547)
Change in other assets	(6,197)	(10,422)
Change in current, savings and other deposit accounts	20,540	19,693
Change in deposits from banks	(3,123)	3,866
Change in trading liabilities	(2,348)	16,844
Change in certificates of deposit and other debt securities in issue	3,378	5,051
Change in other liabilities	5,109	5,300
Elimination of exchange differences and other non-cash items	1,235	(4,290)
Cash generated from/(used in) operating activities	3,151	(8,684)
Taxation paid	(73)	(55)
Net cash inflow/(outflow) from operating activities	3,078	(8,739)

(b) Analysis of the balances of cash and cash equivalents

	At 30 June	At 30 June
Figures in HK$m	2012	2011

Cash and balances with banks	18,272	42,644
Placings with and advances to banks
maturing within one month	61,347	71,528
Treasury bills	57,494	3,998
Certificates of deposit	965	__
	138,078	118,170

Contingent liabilities, commitments and derivatives

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 30 June 2012

Direct credit substitutes	6,548	6,390	3,858
Transaction-related contingencies	1,402	140	57
Trade-related contingencies	11,339	1,136	677
Forward asset purchases	27	27	27
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable W	36,652	16,448	7,233
- unconditionally cancellable	251,487	81,094	25,160
	307,455	105,235	37,012
Exchange rate contracts:
Forward foreign exchange	565,496	2,376	651
Other exchange rate contracts	136,220	3,303	2,576
	701,716	5,679	3,227
Interest rate contracts:
Interest rate swaps	267,734	2,378	529
Other interest rate contracts	__	__	__
	267,734	2,378	529

Other derivative contracts	5,488	375	121

W The contract amounts for undrawn formal standby facilities, credit lines and other commitments to lend with original maturity of ‘not more than one year’ and ‘more than one year’ were HK$12,957m and HK$23,695m respectively.

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 30 June 2011

Direct credit substitutes	4,856	4,711	3,387
Transaction-related contingencies	462	58	32
Trade-related contingencies	11,064	1,115	660
Forward asset purchases	49	49	49
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	30,334	15,289	6,213
- unconditionally cancellable	218,351	72,752	23,080
	265,116	93,974	33,421
Exchange rate contracts:
Forward foreign exchange	505,747	2,993	1,906
Other exchange rate contracts	92,518	2,489	1,621
	598,265	5,482	3,527
Interest rate contracts:
Interest rate swaps	361,412	2,744	969
Other interest rate contracts	__	__	__
	361,412	2,744	969

Other derivative contracts	11,172	719	238

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 31 December 2011

Direct credit substitutes	5,438	5,308	3,426
Transaction-related contingencies	1,220	138	72
Trade-related contingencies	9,807	979	532
Forward asset purchases	35	35	35
Undrawn formal standby facilities, credit lines
and other commitments to lend:
- not unconditionally cancellable	31,311	15,081	5,384
- unconditionally cancellable	232,469	76,890	23,420
	280,280	98,431	32,869
Exchange rate contracts:
Forward foreign exchange	493,588	2,441	1,169
Other exchange rate contracts	91,963	2,475	1,766
	585,551	4,916	2,935
Interest rate contracts:
Interest rate swaps	342,801	2,624	950
Other interest rate contracts	__	__	__
	342,801	2,624	950

Other derivative contracts	5,473	371	114

The tables above give the contract, credit equivalent and risk-weighted amounts of off-balance-sheet transactions. The credit equivalent amounts are calculated for the purpose of deriving the risk-weighted amounts. The contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis for the periods indicated were calculated in accordance with the Section 98(2) of the Banking Ordinance by the HKMA.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio management and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivative financial instruments are held for trading, or financial instruments designated at fair value, or designated as either fair value hedges or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 30 June 2012			At 30 June 2011			At 31 December 2011
Figures in HK$m	Trading	Designated at fair value	Hedging	Trading	Designated at fair value	Hedging	Trading	Designated at fair value	Hedging

Contract amounts:
Interest rate contracts	211,899	-	55,836	287,771	140	74,338	275,776	140	75,431
Exchange rate contracts	927,014	-	3,276	766,754	-	-	706,521	-	-
Other derivative contracts	18,054	-	-	25,080	-	-	21,032	-	-
	1,156,967	-	59,112	1,079,605	140	74,338	1,003,329	140	75,431

Derivative assets:
Interest rate contracts	1,688	-	116	2,091	-	396	2,043	-	179
Exchange rate contracts	2,095	-	-	2,763	-	-	2,246	-	-
Other derivative contracts	164	-	-	428	-	-	242	-	-
	3,947	-	116	5,282	-	396	4,531	-	179

Derivative liabilities:
Interest rate contracts	1,525	-	1,448	1,602	7	1,126	1,590	3	1,340
Exchange rate contracts	1,647	-	3	1,853	-	-	1,582	-	-
Other derivative contracts	136	-	-	289	-	-	333	-	-
	3,308	-	1,451	3,744	7	1,126	3,505	3	1,340

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs.

Additional information

1. Statutory accounts and accounting policies

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2011 (‘2011 accounts’), which have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 27 February 2012.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the bank’s Interim Report which will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of the issue of this news release.

Except as described below, the accounting policies and methods of computation adopted by the group for this news release are consistent with those described on pages 103 to 123 of the 2011 Annual Report and Accounts.

Following the adoption of the amendments to HKAS 12 ‘Income Taxes’, the group has remeasured the deferred tax relating to investment properties according to the tax consequence on the presumption that they are recovered entirely through sale retrospectively. The corresponding comparatives in prior year have been adjusted accordingly.
The major lines of the financial statements that have been affected are as follows:

Figures in HK$m                                                      As reported          Adjustment                 Restated

Half-year ended 30 June 2011
   Share of profits from associates                                       1,771                        34                      1,805
   Tax expense                                                                         1,263                       (69)                     1,194
   Profit attributable to shareholders                                    8,057                      103                      8,160
   Total comprehensive income                                            9,380                      103                      9,483
   Earnings per share (HK$)                                                    4.21                     0.06                        4.27

As at 30 June 2011
   Interest in associates                                                        16,988                      212                     17,200
   Deferred tax liabilities                                                          3,657                     (565)                     3,092
   Retained profits                                                                 46,551                      777                     47,328

As at 31 December 2011
   Interest in associates                                                       19,407                      220                     19,627
   Deferred tax liabilities                                                        4,037                     (659)                     3,378
   Retained profits                                                               48,640                      879                     49,519

Certain key ratios for comparative periods have also been restated to conform with the current period presentation.

2. Comparative figures

As a result of the adoption of the amendment to HKAS 12 ‘Income Taxes’, certain comparative figures have been adjusted to conform with the current year's presentation and to provide comparative amounts in respect of items disclosed for the first time in 2012.

3. Property revaluation

The group’s premises and investment properties were revalued at 30 June 2012 by DTZ Debenham Tie Leung Limited. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The net revaluation surplus for group premises amounted to HK$839m was credited to the premises revaluation reserve. Revaluation gains of HK$238m on investment properties were recognised through the income statement. The related deferred tax provision for group premises was HK$128m.

4. Foreign currency positions

The group’s foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Risk Management Committee. The net options position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. Structural foreign exchange positions arising from capital investment in associates, subsidiaries and branches outside Hong Kong, mainly in US dollar and Chinese renminbi as set out below, are managed by the Asset and Liability Management Committee (‘ALCO’). At 30 June 2012, the US dollar (‘US$’) and Chinese renminbi (‘RMB’) were the currency in which the group had non-structural foreign currency positions that was not less than 10% of the total net position in all foreign currencies. The group also had a RMB structural foreign currency position, which was not less than 10% of the total net structural position in all foreign currencies.

Figures in HK$m	US$	RMB	EUR	Other foreign currencies	Total foreign currencies

At 30 June 2012

Non-structural position
Spot assets	169,003	102,668	11,325	134,170	417,166
Spot liabilities	(136,120)	(104,599)	(10,718)	(104,885)	(356,322)
Forward purchases	319,178	87,915	5,013	41,528	453,634
Forward sales	(351,333)	(84,961)	(5,759)	(70,578)	(512,631)
Net options position	142	(114)	__	(31)	(3)
Net long/(short)
non-structural position	870	909	(139)	204	1,844

Structural position	205	26,935	__	387	27,527

Figures in HK$m	US$	RMB	EUR	Other foreign currencies	Total foreign currencies

At 30 June 2011

Non-structural position
Spot assets	202,504	117,668	10,972	93,301	424,445
Spot liabilities	(138,668)	(116,524)	(11,831)	(98,213)	(365,236)
Forward purchases	272,831	109,050	7,088	44,341	433,310
Forward sales	(335,242)	(110,238)	(6,268)	(39,502)	(491,250)
Net options position	67	(44)	(6)	(11)	6
Net long/(short)
non-structural position	1,492	(88)	(45)	(84)	1,275

Structural position	206	21,827	__	273	22,306

Figures in HK$m	US$	RMB	EUR	Other foreign currencies	Total foreign currencies

At 31 December 2011

Non-structural position
Spot assets	149,152	123,061	9,119	118,208	399,540
Spot liabilities	(128,778)	(124,005)	(11,097)	(99,929)	(363,809)
Forward purchases	265,328	87,981	4,699	30,929	388,937
Forward sales	(284,172)	(85,934)	(3,061)	(49,305)	(422,472)
Net options position	147	(124)	(24)	4	3
Net long/(short)
non-structural position	1,677	979	(364)	(93)	2,199

Structural position	206	24,850	__	305	25,361

5. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14%-owned, subsidiary of HSBC Holdings plc.

6. Register of shareholders

The register of shareholders of the bank will be closed on Wednesday, 15 August 2012, during which time no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank’s registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Tuesday, 14 August 2012. The second interim dividend will be payable on Thursday, 30 August 2012, to shareholders whose names appear on the register of shareholders of the bank on Wednesday, 15 August 2012. Shares of the bank will be traded ex-dividend as from Monday, 13 August 2012.

7. Proposed timetable for the remaining 2012 quarterly dividends

	Third	Fourth
	interim dividend	interim dividend

Announcement	9 October 2012	4 March 2013
Book close and record date	26 October 2012	20 March 2013
Payment date	13 November 2012	3 April 2013

8. Code on Corporate Governance Practices

The bank is committed to high standards of corporate governance with a view to safeguarding the interests of shareholders, customers, staff and other stakeholders. The bank has followed the module on ‘Corporate Governance of Locally Incorporated Authorised Institutions’ under the Supervisory Policy Manual issued by the HKMA and has fully complied with all the code provisions and the recommended best practices as set out in the Corporate Governance Code contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months ended 30 June 2012.

The Audit Committee of the bank has reviewed the results of the bank for the six months ended 30 June 2012.

9. Board of Directors

At 30 July 2012, the Board of Directors of the bank comprises Dr Raymond K F Ch’ien* (Chairman), Ms Rose W M Lee (Vice-Chairman and Chief Executive), Dr John C C Chan*, Dr Marvin K T Cheung*, Ms L Y Chiang*, Mr Andrew H C Fung, Ms Anita Y M Fung#, Dr Fred Zuliu Hu*, Mr Jenkin Hui*, Ms Sarah C Legg#, Dr Eric K C Li*, Dr Vincent H S Lo#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

*	Independent non-executive Directors
#	Non-executive Directors

10. News release

This news release is available on the bank’s website www.hangseng.com.

The Interim Report 2012, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of the issue of this news release. Printed copies of the Interim Report 2012 will be sent to shareholders in late August 2012.

Media enquiries to:
Walter Cheung                                               Telephone: (852) 2198 4020
Ruby Chan                                                      Telephone: (852) 2198 4236

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 30 July 2012